UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

Olympic Entertainment Group, Inc.

(Name of Issuer)

Series E Preferred

(Title of Class of Securities)

681960-20-9

(CUSIP Number)

Haruo Miyano, 5912 Bolsa Avenue, Suite 108, Huntington Beach, CA  92649  714-895-7772

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681960-20-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shinichi Hirabayashi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Shares acquired by Merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 209,709 (1)

	8.	Shared Voting Power 419,416 (1)

	9.	Sole Dispositive Power 209,709 (1)

	10.	Shared Dispositive Power 419,416 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 629,125 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.5% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Each share of Series E Preferred votes together as part of the same class as common stock and carries 10 votes.

(2) Percentage calculated on a fully converted basis based on 20,000,000 shares of Common Stock outstanding.

Item 1.	Security and Issuer

This Schedule 13D relates to the Series E Preferred stock of Olympic Entertainment Group, Inc. (“Issuer”).  The principal executive office of the Issuer is 5902 Bolsa Avenue, Suite 108, Huntington Beach, California, 92649.

Item 2.	Identity and Background

(a) This name of the individual filing this Schedule 13D is Shinichi Hirabayashi (“Hirabayashi”).
(b) Hirabayashi’s business address is 5902 Bolsa Avenue, Suite 108, Huntington Beach, California, 92649.
(c) Hirabayashi is currently an employee and the Chief Executive Officer of the Issuer.
(d) Not applicable.
(e) Not applicable.
(f) Hirabayashi is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration

Hirabayashi acquired the Series E Preferred stock pursuant to a share exchange between the Issuer and EXAM USA, Inc. (“EXAM”) on June 3, 2004.  Hirabayashi exchanged EXAM common stock for the Series E Preferred stock.

Item 4.	Purpose of Transaction
Hirabayashi originally acquired the EXAM common stock for investment purposes, which have been exchanged for the Issuer’s stock as described in Item 3.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Hirabayashi is the beneficial owner of 629,125 shares of Series E Preferred stock which represents 31.5% of the outstanding shares of Common Stock calculated on a fully converted basis based on 20,000,000 shares of Common Stock outstanding.  Hirabayashi has the sole power to vote and dispose of 209,709 shares, and shared power to vote and dispose of 419,416 shares, which includes 419,416 shares owned by his children Yuka, Ai, Shiho and Hirotaka Hirabayashi, who share the same business address and are also citizens of Japan.

(c) See Item 3.
(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer N/A

Item 7.	Material to Be Filed as Exhibits N/A

Date: June 14, 2004

Signature: /s/ Shinichi Hirabayashi

Name/Title: Shinichi Hirabayashi